April 21, 2014

VIA E-MAIL AND EDGAR

Ms. Monique Botkin

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:                          U.S. Global Investors Funds/PEA 118
File Numbers 02-35439 and 811-1800

Dear Ms. Botkin:

This letter responds to further comments you provided to me by telephone on April 17, 2014, and by voicemail on April 18, 2014.

1.                                      Comment:  Confirm that for any options written by a fund, assets are segregated to cover the notional amount of the options.

Response:  Assets are segregated by each fund to cover the notional amount of written options.

2.                                      Comment:  In our response to comment #3 about temporary defensive positions in our letter dated April 16, 2014, we asked you for further feedback about how we should address the comment. You stated that we should leave our disclosure as is and make no further changes.

Response:  We will leave the disclosure as is.

*                                         *                                         *

In connection with your review of PEA 118 to the registration statement of U.S. Global Investors Funds (the “Trust”), the undersigned hereby acknowledges on behalf of the Trust that:

•                  the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Trust’s filings with the Securities and Exchange Commission (the “SEC”);

•                  comments of the staff of the Securities and Exchange Commission (the “Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings made; and

•                  the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

I trust that the foregoing is responsive to your comments.  Please call me at (210) 308-1231 if you have any questions.

Best regards,

/s/ James L. Love

James L. Love

Chief Compliance Officer/Deputy General Counsel

U.S. Global Investors Funds